Exhibit 99.1

QIWI Announces Acquisition of RealWeb

NICOSIA, Cyprus - December 12, 2022 - QIWI plc (NASDAQ and MOEX: QIWI) ("QIWI" or the "Company"), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that it has entered into an agreement to acquire a controlling stake in a leading digital marketing Group of companies, RealWeb (the “RealWeb”).

About RealWeb

Realweb, as a Group of companies, is a leading full-cycle digital marketing service provider in Russia, which offers clients with context and media advertising management services, social network presence, programmatic, CPA and mobile marketing type of services.

Realweb operates on its proprietary technological solutions:

•	The Centra is a marketplace of advertising products and services. The platform allows to connect to over 180 advertising websites and services and manage effectively advertising campaigns through a single interface. It also enables access to a wide base of vendors and service providers for collaboration.

•	The МЕТА platform aims to provide complex, end-to-end, customized business applications. It gathers information from over 30 external CRM, ERP, API, and Databases and automates business processes in the digital agency resulting in higher operational efficiency of operations and superior quality of customer service.

•	The GARPUN is an automated system for managing context advertising that enables the creation of adaptive and efficient marketing campaigns of any complexity.

As of the date of this release, the customer portfolio of RealWeb accounts for over 500 companies which operate in the insurance and financing, pharmaceutical, automotive, FMCG, real estate, and e-commerce industries.

Rationale

The announced deal allows QIWI to build its leading positions in the growing advertising and digital marketing business segments based on RealWeb expertise. It is also a step into further diversification of Company’s product portfolio.

Description of the transaction

On December 7, 2022 QIWI entered into an agreement to acquire 78% effective stake of RealWeb with the remaining 22% to be acquired within the next 6 months. The transaction consideration is expected to be less than 10% of the Company’s own available cash.

Andrey Protopopov, CEO of QIWI, commented:

“We are pleased to welcome the RealWeb team to QIWI. RealWeb is one of the market leaders in digital advertising and marketing, with over 20 years of experience, strong growth, and great potential for further expansion. Through this transaction, QIWI will mark its leading position in digital advertising and marketing, as well as gain key competencies for building new and developing existing businesses. The transaction will further diversify QIWI's business, enrich our product portfolio, and create additional value for our customers and shareholders.”

Olesya Avetisyan, CEO of RealWeb, commented:

“The larger the scale of the business, the more difficult is to maintain growth rates. We are excited to open a new chapter with QIWI to seize growth opportunities together. By combining our competencies in advertising and finance, we plan to create a market leader with high potential and ambitious goals. At the same time, the unique set of products formed through this alliance may create new opportunities for our customers and partners.”

Emin Avetisyan, Managing Partner of RealWeb, commented:

“I’m thrilled to start our joint journey with QIWI, as it opens up new opportunities for all of us. Noticeably, RealWeb Group has evolved beyond classical advertising agency long ago. Our clients find us not only as experts but also as mentors, assistance and financial support. We hope that our combined expertise and product offering can bring our customer value proposition to a whole new level.

We believe, as a result of this transaction, the advertising market will see a new leader with very ambitious goals.”

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements about synergies regarding the acquisition of RealWeb, and expected performance, as well as statements that include the words “expect,” “project,” “believe,” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

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